# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KNOW LABS, INC., CIK 0001074828
CUSIP: 499238202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 619 Western Avenue, Suite 610, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 06/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001560637

## Reporting persons
- Clayton A Struve: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 742,297; shared voting power 0; sole dispositive power 742,297; shared dispositive power 0; aggregate amount beneficially owned 742,297 (9.99% of the class)

## Item 1. Issuer
Name of issuer: KNOW LABS, INC.
Address of issuer's principal executive offices: 619 Western Avenue, Suite 610, Seattle WA 98104

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by the following person pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): Clayton A Struve
Address of principal business office or, if none, residence: 175 West Jackson Blvd., Suite 440, Chicago, IL 60604
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 742,297 shares of Common Stock
Percent of class:
9.99% (1)

(1) Based upon 7,497,948 shares of common stock issued and outstanding as of June 12, 2025. Additionally, the reporting person's ownership is subject to a 9.99% beneficial ownership limitation ("Beneficial Ownership Blocker"), which increased from 4.99% on June 6, 2025. The reporting person's ownership consists of: (i) 18,000 shares of Common Stock; (ii)17,858 of the shares of Series C Preferred Stock held by the reporting person, convertible into 5,330,493 shares of Common Stock; (iii) 10,161 shares of the Series D Preferred Stock held by the reporting person, convertible into 2,238,806 shares of Common Stock; (iv)deemed dividends accrued and unpaid on the Series C Preferred Stock and Series D Preferred Stock of 714,453; (v) 252,897 warrants to purchase common shares which are freely exercisable and (vi) 3,197,015 shares of Common Stock issuable upon conversion of the following: (a) 10% Convertible Redeemable Note, dated September 30, 2016; (b) Senior Secured Convertible Redeemable Debenture, dated August 14, 2017, (c) Senior Secured Convertible Redeemable Debenture, dated December 12, 2017; and (c) Senior Secured Convertible Redeemable Debenture, dated February 28, 2018, each (a)-(d) as amended, modified and supplemented from time to time.
Sole power to vote or to direct the vote: 742,297
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 742,297
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Clayton A Struve: /s/ Clayton A Struve, Clayton A Struve / Individual (06/12/2025)